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SEC FILE NUMBER
8- 65370

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stacey Braun Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

377 Broadway
(No. and Street)

New York (City) NY (State) 10013 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Douglas H. Wexler (Name) (212) 226-7707 (Area Code – Telephone Number) DHWEXLER@Staceybraun.Com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C. - Certified Public Accountants and Advisors
(Name – if individual, state last, first, and middle name)

80 Washington Street, Bldg S (Address) Norwell (City) MA (State) 02061 (Zip Code)

2/24/2009 (Date of Registration with PCAOB)(if applicable) 3373 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas H. Wexler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stacey Braun Financial Services, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public

EUNICE BECKER
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01BE4619281
Qualified in New York County
Commission Expires September 24, 2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Stacey Braun Financial Services, Inc.
Report Pursuant to Rule 17a-5(d)
Financial Statements
For The Year End December 31, 2022

Stacey Braun Financial Services, Inc.
Financial Statements
December 31, 2022

Contents **Page**
As of and for the Year Ended December 31, 2022

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Stockholder
Stacey Braun Financial Services, Inc.
New York, NY

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stacey Braun Financial Services, Inc., as of December 31, 2022, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Stacey Braun Financial Services, Inc., as of December 31, 2022, and the results of its operations and its cash flows for the year then ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Stacey Braun Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 11 through 13 has been subjected to audit procedures performed in conjunction with the audit of Stacey Braun Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Stacey Braun Financial Services, Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5.* In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
We have served as the Company's auditor since 2020.
Norwell, Massachusetts

March 8, 2023

Stacey Braun Financial Services, Inc.
Statement of Financial Condition
December 31, 2022

Assets

Cash And Cash Equivalents	$	122,551
Accounts Receivable		14,633
Prepaid Expenses		7,517
Total assets	$	144,701

Liabilities and Stockholder's Equity

Liabilities

Account Payable And Accrued Expenses	$	4,671
Income Taxes Payable		2,459
Total liabilities		7,130

Stockholder's Equity

Common Stocks, no par value, 200 shares authorized, 10 shares issued and outstanding.		100
Additional Paid-In Capital		14,531
Retained Earnings		122,940
Total stockholder's Equity		137,571
Total Liabilities And Stockholder's Equity	$	144,701

The accompanying notes are an integral part of these financial statements.

Stacey Braun Financial Services, Inc.
Statement of Income
For The Year End December 31, 2022

Revenues	
Commission income	$ 43,611
Fee based income	60,758
Interest	178
Total revenues	104,547
Expenses	
Professional fees	8,004
Other operating expenses	6,037
Management fee	8,316
Total expenses	22,357
Net income before income tax provision	82,190
Income tax provision	7,274
Net income	$ 74,916

The accompanying notes are an integral part of these financial statements.

Stacey Braun Financial Services, Inc.
Statement of Changes in Stockholder's Equity
For The Year End December 31, 2022

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2021	$ 100	$ 14,531	$ 273,024	$ 287,655
Capital distributions			(225,000)	(225,000)
Net income	-	-	74,916	74,916
Balance at December 31, 2022	$ 100	$ 14,531	$ 122,940	$ 137,571

The accompanying notes are an integral part of these financial statements.

Stacey Braun Financial Services, Inc.
Statement of Cash Flows
December 31, 2022

Cash flow from operating activities:		
Net income (loss)		$ 74,916
Adjustments to reconcile net income (loss) to net		
cash and cash equivalents provided by (used in) operating activities:		
(Increase) decrease in :		
Accounts receivable	$ (4,812)	
Prepaid expenses	(4,889)	
(Decrease) increase in :		
Account payable and accrued expenses	878	
Income taxes payable	(250)	
Total adjustments		(9,073)
Net cash and cash equivalents provided by (used in) operating activities		65,843
Net cash and cash equivalents provided by (used in) investing activities		-
Capital distributions	(225,000)	
Net cash and cash equivalents provided by (used in) financing activities		(225,000)
Net increase (decrease) in cash and cash equivalents		(159,157)
Cash and cash equivalents at December 31, 2021		281,708
Cash and cash equivalents at December 31, 2022		$ 122,551

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 7,274

The accompanying notes are an integral part of these financial statements.

Stacey Braun Financial Services, Inc.
Notes to Financial Statements
December 31, 2022

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Stacey Braun Financial Services, Inc. (the "Company") was incorporated in the State of New York on September 24, 2001. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is a wholly-owned subsidiary of Stacey Braun & Associates, Inc. (the "Parent"). The Company receives most of its revenue through referrals from the Parent.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(1), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Accounts receivable represent commissions earned on securities transactions. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company records commission income and related commission expenses on a trade date basis, except for recurring trade date revenue (such as 12 b-1 revenue) which is recorded when received.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes its revenue in accordance with Accounting Standards Update 2014-09, Revenue from Contracts with Customers: Topic 606. The following table disaggregates the Company's revenue based on timing of satisfaction of performance obligation for the year ended December 31, 2022:

Performance Obligation Satisfied at a Point in Time	$ 104,547
Performance Obligation Satisfied at a Point Over Time	-
	$ 104,547

With the consent of its stockholder, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholder is individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the statement of financial condition date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the state of financial condition. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 7).

NOTE 2: INCOME TAXES

As discussed in Note 1 the Company has elected the S Corporate tax status; therefore, no federal income tax provision is reported.

The Company is subject to the New York City Unincorporated Business Tax, which is based on net income for the year ending December 31, 2022. The estimated tax due of $7,274 has been recorded and appears on the Statement of Income included in this report.

NOTE 3: RELATED-PARTY TRANSACTIONS

The Company pays its Parent for office space, administrative personnel, telephone, office supplies, and other shared administrative expenses under a formal expense sharing agreement. The current fee under this arrangement is $693 per month. At December 31, 2022 the Company incurred $8,316 in management fees paid to the Parent.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 4: COMMITMENTS AND CONTINGENCIES

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2022, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

NOTE 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2022 or during the year then ended.

NOTE 6: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 7: SUBSEQUENT EVENTS

The Company has evaluated other events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no other events which took place that would have a material impact on its financial statements.

NOTE 8: ISSUED ACCOUNTING STANDARDS

In connection with Accounting Standards Codification ("ASC") No. 2016-02, Leases (Topic 842), the Company has a formal expense sharing arrangement with its Parent whereby the Company rents office space from the Parent for a monthly fee (See Note 3). The Company does not possess control over the lease terms. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There is no impact to the Company's net capital.

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2022, the Company had net capital of $115,421 which was $110,421 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness of $7,130 to net capital was 0.06 to 1.

Stacey Braun Financial Services, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2022

Computation of net capital

Common Stock	$ 100	
Additional paid-in capital	14,531	
Retained Earnings	122,940	
Total stockholder's Equity		$ 137,571
Less: Non-allowable assets		
Accounts receivable	(14,633)	
Prepaid expenses	(7,517)	
Total non-allowable assets		(22,150)
Net capital before haircuts		115,421
Total haircuts and undue concentration		-
Net Capital		115,421
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 475	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 110,421
Aggregate indebtedness		$ 7,130
Ratio of aggregate indebtedness to net capital		0.06 : 1

There was no material difference between net capital computation showned here and the net capital computation shown on the Company's unaudited Form X-17A-5 reported dated December 31, 2022.

See independent auditor's report

Stacey Braun Financial Services, Inc.

Schedule II and III - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

as of December 31, 2022

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(1) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

Stacey Braun Financial Services, Inc.

Schedule IV - Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

as of December 31, 2022

The Company is exempt from the Rule 17a-5(e)(4) as it meets the minimum assessment as for in Section 4(d)(1)(c)of The Securities Investor Protection Act of 1970, as amended.

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Stacey Braun Financial Services, Inc.
New York, NY

We have reviewed management's statements, included in the accompanying Stacey Braun Financial Services, Inc. Exemption Report in which (1) Stacey Braun Financial Services, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stacey Braun Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and (2) Stacey Braun Financial Services, Inc., stated that Stacey Braun Financial Services, Inc. met the identified exemption provision throughout the most recent fiscal year of 2022, without exception. Stacey Braun Financial Services, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Stacey Braun Financial Services, Inc. compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.
We have served as Stacey Braun Financial Services, Inc.'s auditor since 2020.
Norwell, Massachusetts

March 8, 2023

STACEY BRAUN FINANCIAL SERVICES, INC.
MEMBER NASD • SIPC

377 BROADWAY, NEW YORK, N.Y. 10013-3931
(212) 226-7707 • (888) 919-1925
FAX (212) 941-0759

LMHs P.C
80 Washington Street, Building S,
Norwell, Massachusetts 02061

March 8, 2023

Assertions Regarding Exemption Provisions

We, as principals of Stacey Braun Financial Services, Inc ("the company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, principals of the Company hereby make the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, (k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the most recent fiscal year starting January 1, 2022 through December 31, 2022.

Stacey Braun Financial Services, Inc.

By:

Douglas Wexler, CEO